

November 16, 2020

Brian Judkins, Esq.
Vice President, Legal
Chemed Corporation
255 E. Fifth Street, Suite 2600
Cincinnati, Ohio 45202

      Re: Chemed Corporation
         Form 10-K for the year ended December 31, 2019
         Filed February 26, 2020
         File No. 001-08351

Dear Mr. Judkins:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-K for the year ended December 31, 2019

Item 13. Executive Compensation, page 27

1. We note, from the information incorporated by reference from your proxy statement, the material increase in the grant date fair value of the option awards granted to Mr. McNamara in 2019 as compared to 2018. Refer to Regulation S-K Item 402(b)(1)(v) and in future filings disclose how the company determines the amount for each element of compensation to pay, and to Item 402(b)(2)(ix) and in future filings disclose the factors considered in decisions to increase or decrease compensation materially, in each case if applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 or Celeste Murphy at (202) 551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences